SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 02, 2015.

By letter dated November 2, 2015 the Company reported the summary of the resolutions adopted by the Shareholders' Meeting held on October 30, 2015:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representatives of shareholders The Bank of New York Mellon (BONY), ANSES FGS  and Saul Zang approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF THE ARGENTINE COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2015.
The meeting resolved by majority of votes that the documents to be considered by the Shareholders’ Meeting be taken as read and fully approved as submitted to the Shareholders’ Meeting.

3. REINSTATEMENT OF THE “LEGAL RESERVE” ACCOUNT. TREATMENT OF ALLOCATION OF THE “ADDITIONAL PAID-IN CAPITAL” ACCOUNT. CONSIDERATION OF RECLASSIFICATION OF RESERVES.
The meeting approved by majority of votes: (i) that the Legal Reserve reversed last year be reinstated, setting it up for this fiscal year in a total amount of $83,235,805 composed as follows: $81,616,116 to reinstate the Legal Reserve for last year; and $1,619,689 to be added during this fiscal year as a result of the profits recorded; and (ii) that the remaining matters set forth in this item THREE of the agenda be dealt with together with item FOUR of the agenda.

4. CONSIDERATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2015 FOR $114,009 THOUSAND. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO $88,100 THOUSAND.
The meeting approved by majority of votes that this item of the agenda and the allocation of the additional paid-in capital account and reclassification of reserves corresponding to item THREE of the agenda be dealt with at a reconvened Shareholders’ Meeting to be held on November 26, 2015 at 5:00 p.m., outside the registered office, at Bolívar 108, First Floor, City of Buenos Aires.

5.  CONSIDERATION OF ALLOCATION OF TREASURY SHARES. DELEGATION OF POWERS.
The meeting approved by majority of votes that this item of the agenda be dealt with at the reconvened Shareholders’ Meeting to be held on November 26, 2015 at 5:00 p.m., outside the registered office, at Bolívar 108, First Floor, City of Buenos Aires.

6. CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE.
The meeting approved by majority of votes the performance of the Board of Directors, each of its members and the audit and executive committees thereof as concerns the activities developed during the fiscal year under review, with the legal abstentions of Messrs. Eduardo Sergio Elsztain and Saul Zang.

7. CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE.
The meeting approved by majority of votes the performance of the company’s supervisory committee during the fiscal year under review.

8. CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $14,310,941 (TOTAL COMPENSATION) FOR THE FISCAL YEAR ENDED JUNE 30, 2015 WHICH AMOUNT EXCEEDS BY $3,039,683 THE LIMIT OF TWENTY-FIVE PERCENT (25%) OF THE EARNINGS RECORDED IN ACCORDANCE WITH SECTION 261 OF LAW NO. 19,550 AND THE RULES ISSUED BY THE ARGENTINE SECURITIES COMMISSION, GIVEN THE PROPOSED DISTRIBUTION OF 100% OF THE EARNINGS AS DIVIDENDS. DELEGATION ON THE BOARD OF DIRECTORS OF POWERS TO APPROVE THE AUDIT COMMITTEE’S BUDGET.
The meeting approved by majority of votes (i) the compensation payable to the Board of Directors for the sum of $14,310,941; (ii) that such compensation sum be allocated and distributed in due course in accordance with the specific duties discharged by its members; (iii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting; and (iv) the express delegation to the Board of Directors of the power to consider, approve and allocate in due course the Audit Committee’s budget.

9. CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2015.
The meeting resolved by majority of votes not to pay any compensation to the members of the Supervisory Committee in this opportunity.

10. DETERMINATION OF THE NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, AS APPLICABLE.
The meeting approved by majority of votes:

A) to maintain the number of regular directors;

B) to reelect Messrs. Gabriel Adolfo Gregorio Reznik, Jorge Oscar Fernandez, and Pedro Dámaso Labaqui Palacio as regular directors for a new term. In addition, in compliance with Section 4, Section III, Chapter XII of the Rules of the Argentine Securities Commission, it is reported that Messrs. Gabriel A. G. Reznik, Jorge Oscar Fernandez, and Pedro Dámaso Labaqui Palacio qualify as independent pursuant to the provisions of Section 11, Article III, Chapter III, Title II of the referred rules;

C) to authorize Messrs. Lucila Huidobro and/or María Laura Barbosa and/or Carolina Arroyo and/or Carolina Zang and/or Andrés Chomczyk and/or Francisco Bereciartúa and/or Laura Petruzzello to publish notices in the Official Gazette in connection with the appointment of authorities as proposed hereinabove, file with the Argentine Securities Commission the proceedings for appointment of authorities, file documents, answer notices, withdraw documents and take all such further actions as may be necessary to carry out the above mentioned proceedings.

11. APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.
ANSES FGS expressed its intention to vote by the cumulative voting system.

The meeting approved by majority of votes, as concerns the appointment of both one-third and two-thirds of the vacancies to be filled: (i) to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel  MURMIS, Sergio Leonardo KOLAKZYK and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the appointees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article I, Chapter III, Title II of the Rules of the Argentine Securities Commission, notwithstanding which fact they have rendered remunerated professional assistance in connection with companies governed by the provisions of Section 33 of the Argentine Companies Law No. 19,550; and (ii) to authorize the Statutory Auditors so appointed to participate in the supervisory committees of other companies pursuant to the provisions of Sections 273 and 298 of the Argentine Companies Law, provided that they observe the confidentiality obligations required in connection with such duties.

12. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF ITS COMPENSATION. DELEGATION OF POWERS
The meeting approved by majority of votes to appoint the firm PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers as certifying accountant for the 2015/2016 fiscal year, with Carlos Martin Barbafina acting as Regular Independent Auditor and Eduardo Alfredo Loiacono as Alternate Independent Auditor, and to fix at $2,928,664 the amount of fees for professional services as certifying accountant for the 2015/2016 fiscal year.

13. UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.
The meeting approved by majority of votes to delegate to the Board of Directors the power to implement a new agreement, as mentioned by the Chairman.

14. TREATMENT OF AMOUNTS PAID AS PERSONAL ASSETS TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the actions taken by the Board of Directors in connection with the personal tax payable by the shareholders for $8,342,044.85 and resolved that such tax be fully absorbed by the Company for as long as such decision is not modified by the Shareholders’ Meeting.

15. CONSIDERATION OF INCREASE OF THE AMOUNT OF THE GLOBAL NOTE PROGRAM FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 300,000,000 (THREE HUNDRED MILLION DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES) THE CREATION OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2012 (THE “PROGRAM”) BY AN ADDITIONAL AMOUNT OF UP TO US$ 200,000,000 (TWO HUNDRED MILLION DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES).
The meeting approved by majority of votes the increase in the Program amount, currently for a maximum outstanding amount of up to U$S300,000,000 (Three Hundred Million U.S. Dollars), by an additional amount of up to U$S200,000,000 (Two Hundred Million U.S. Dollars).

16. CONSIDERATION OF: (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM AMOUNT; (II) RENEWAL OF THE BOARD OF DIRECTORS’ POWERS TO (A) APPROVE, ENTER INTO, DELIVER AND/OR EXECUTE ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND PROCESS BEFORE THE ARGENTINE SECURITIES COMMISSION THE AUTHORIZATION FOR THE PUBLIC OFFERING OF SUCH NOTES; (C) IF APPLICABLE, APPLY FOR AND PROCESS BEFORE ANY AUTHORIZED SECURITIES EXCHANGE OR MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING OF SUCH NOTES; AND (D) CARRY OUT ANY ACTS, DEALINGS, FILINGS AND/OR PROCEEDINGS RELATED TO THE PROGRAM AND/OR THE INCREASE IN ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUBDELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
The meeting approved by majority of votes: (I) to delegate to the Board of Directors the broadest powers to implement the increase and/or reduction in the Program amount and to determine and modify the terms and conditions of the Program, pursuant to the provisions of Negotiable Obligations Law No. 23,576, as amended and regulated, as well as the time, amount, term, placement method and other terms and conditions of the various series and/or tranches of notes issued thereunder; (II) to renew the Board of Directors’ powers to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the Program and/or the implementation of the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) if applicable, apply for and process before any authorized securities exchange or market of Argentina and/or abroad the authorization for listing and trading of such notes; and (d) carry out any acts, dealings, filings and/or proceedings related to the Program and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; and (III) authorization for the Board of Directors to subdelegate the powers and authorizations referred to in items (I) and (II) above to one or more of its members, the Company’s managers or such persons as determined by it in accordance with the applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 03, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets